April 29, 2009

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

> **Re:** **Brocade Communications Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 25, 2008**
> **Filed December 15, 2008**
> **File No. 0-25601**
> **Response Letter Dated April 9, 2009**

Dear Mr. Klayko:

We refer you to our comment letter dated March 31, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance